Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: October 19, 2021

The following press release was made available by EQRx, Inc. on October 19, 2021 on EQRx’s Website (https://www.eqrx.com/), Twitter and LinkedIn.

EQRx and NHSE Sign Memorandum of Understanding to Enter into England’s First Population Health Partnership for Cancer Drugs

Provides roadmap to commercial agreement based on shared objective to secure patient access to innovative and cost-effective cancer medicines

Agreement with one of the largest public healthcare systems globally demonstrates EQRx’s commitment to offering new medicines to patients at radically lower prices

EQRx’s lead cancer programs, aumolertinib and sugemalimab, have received Innovation Passport designations through the Innovative Licensing and Access Pathway (ILAP)

CAMBRIDGE, Mass., – October 19, 2021 – EQRx, a new type of pharmaceutical company committed to developing and delivering important new medicines to patients at radically lower prices, today announced it has signed a memorandum of understanding (MOU) with the National Health Service in England (NHSE). The MOU signals the intention of NHSE and EQRx to enter into a long-term, strategic partnership to secure patient access to EQRx’s pipeline of innovative and cost-effective cancer medicines, contingent on regulatory approval by the UK Medicines and Healthcare products Regulatory Agency (MHRA) and a positive health technology assessment recommendation by the National Institute for Health and Care Excellence (NICE).

Additionally, EQRx’s lead oncology programs, aumolertinib and sugemalimab, have been granted Innovation Passport designations through the Innovative Licensing and Access Pathway (ILAP) from the ILAP partner organizations including the MHRA, NICE, Scottish Medicines Consortium (SMC) and The All Wales Therapeutics and Toxicology Centre (AWTTC). The ILAP was established in early 2021 to accelerate the development and access to promising medicines in the UK, with benefits including the potential for an accelerated Marketing Authorization Application (MAA) assessment as well as rolling review and a continuous benefit-risk assessment.

“We’re immensely proud to partner with the NHS, one of the largest public healthcare systems globally, who share our objective to bring innovative, cost-effective cancer medicines to patients in England,” said Melanie Nallicheri, chief executive officer of EQRx. “This MOU comes at a particularly exciting time, as our two lead pre-registrational cancer therapies, aumolertinib and sugemalimab, gain Innovation Passports as a first step towards securing approval and access through the UK’s new Innovative Licensing and Access Pathway.”

Aumolertinib, an epidermal growth factor receptor (EGFR) inhibitor, and sugemalimab, an anti-PD-L1 antibody, have both shown promising Phase 3 data for the treatment of patients with advanced non-small cell lung cancer (NSCLC). In the UK, lung cancer is the third most commonly diagnosed cancer.1 Every year, approximately 48,500 people in the UK are diagnosed with a new case of lung cancer, with NSCLC representing more than 87% of lung cancer cases.2

“As outlined in the UK’s Life Sciences Vision, the NHS seeks to become a sustainable, critical driver of innovation,” said Sir John Bell, regius chair of medicine at the University of Oxford. “This agreement with EQRx, a new kind of pharmaceutical company committed to offering innovative medicines at lower prices, aims to improve treatment for cancer patients while delivering greater value for taxpayers.”

“The NHS has a steadily growing pipeline of innovative, forward-thinking partnerships in areas such as heart disease, early detection of cancer and through this latest arrangement with EQRx, targeted cancer drugs,” said Lord David Prior, chair of NHS England. “The NHS will continue to seek opportunities to secure the latest innovations to improve patients’ care, while also ensuring we are obtaining value for taxpayers.”

About the UK’s Innovative Licensing and Access Pathway (ILAP)

Launched in January 2021, the Innovation Passport aims to accelerate treatment through regulatory approval and reimbursement as part of the ILAP. The ILAP, as part of the UK’s plan to attract life sciences development in the post-Brexit era, was established as a new pathway supporting innovative approaches to the safe, timely and efficient development of medicines to improve patient access. Therapies that qualify for this designation must demonstrate how the condition to be treated is life-threatening or falls under a significant public health need, how the medicine fulfills a specific need including an innovative medicine, approved medicines for a significant new indication, medicines for a rare disease or special population, or development aligning with objectives for UK public health priorities.

Permanent partners in the ILAP include the Medicines and Healthcare products Regulatory Agency (MHRA), National Institute for Health and Care Excellence (NICE), Scottish Medicines Consortium (SMC) and The All Wales Therapeutics and Toxicology Centre (AWTTC). The process is also supported by additional bodies including the NHS England, the NHS Improvement, Health Research Authority and the National Institute for Health Research. Benefits of the ILAP include the potential for an accelerated Marketing Authorization Application (MAA) assessment as well as rolling review and a continuous benefit-risk assessment.

About Aumolertinib

Aumolertinib 110 mg once-daily is a prescription medicine approved in China as AMEILE® for the treatment of patients with metastatic EGFR T790M mutation-positive NSCLC, as detected by a genomic test, who have progressed on or after prior EGFR TKI therapy. Aumolertinib is a novel, irreversible EGFR-TKI that selectively inhibits both EGFR sensitizing and resistance mutations with high selectivity over wild-type EGFR. Aumolertinib was approved in China in March 2020 based on the large single arm Phase 2 APOLLO study in second-line settings. The ongoing Phase 3 AENEAS trial in first-line settings met its primary endpoint of progression-free survival and topline results were presented at the 2021 ASCO Annual Meeting. Hansoh Pharma and EQRx have partnered to expand global access to aumolertinib. EQRx holds the development and commercialization rights to aumolertinib outside of Greater China and is pursuing regulatory discussions in multiple countries.

About Sugemalimab

Sugemalimab is an investigational monoclonal antibody targeting programmed death-ligand 1 (PD-L1) discovered by CStone Pharmaceuticals. Authorized by the U.S.-based Ligand Corporation, sugemalimab is developed by the OmniRat® transgenic animal platform, which can generate fully human antibodies in one stop. As a fully human, full-length anti-PD-L1 monoclonal antibody, sugemalimab mirrors the natural G-type immunoglobulin 4 (IgG4) human antibody, which reduces the risk of immunogenicity and potential toxicities in patients, a potential advantage during treatment. Currently, sugemalimab is being investigated in a number of ongoing clinical trials including four Phase 3 registration studies in Stage III NSCLC (GEMSTONE-301), Stage IV NSCLC (GEMSTONE-302), gastric cancer and esophageal cancer. Both the GEMSTONE-301 and GEMSTONE-302 studies met their primary endpoints of progression free survival and results were recently presented at global medical congresses. In November 2020, the National Medical Products Administration (NMPA) of China accepted the New Drug Application for sugemalimab combined with chemotherapy for the first-line treatment of advanced squamous and non-squamous NSCLC patients. EQRx holds the development and commercialization rights to sugemalimab outside of Greater China and plans to pursue regulatory discussions in multiple countries.

About EQRx

EQRx is a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Launched in January 2020, EQRx is purpose-built, at scale, with a growing catalog of medicines in development in high-cost drug categories and emerging partnerships with leading payers and providers. Leveraging cutting-edge science and technology and strategic partnerships with stakeholders from across the healthcare system, EQRx aims to provide innovative, patent-protected medicines more efficiently and cost-effectively than ever before. In August 2021, EQRx announced a proposed combination with CM Life Sciences III (Nasdaq: CMLTU) to accelerate its growth. The combination is expected to be completed in the fourth quarter of 2021. To learn more, visit www.eqrx.com and follow us on social media: Twitter: @EQRxInc, LinkedIn, Instagram: @eqrxinc.

EQRx™ and Remaking Medicine™ are trademarks of EQRx, Inc.

References

1Cancer Research UK, Lung cancer statistics. Available here: https://www.cancerresearchuk.org/health-professional/cancer-statistics/statistics-by-cancer-type/lung-cancer#heading-Five

2National Health Service, Overview Lung Cancer. Available here: https://www.nhs.uk/conditions/lung-cancer/

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III, including express or implied statements regarding the ability to consummate the transaction and become a public company, as well as EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRx’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-259054) filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III filed a registration statement on Form S-4 (File No. 333-259054) with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at http://www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

EQRx Media Contact:

Dan Budwick

dan@1abmedia.com